SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------


                                  SCHEDULE 13G
                     UNDER THE SECURITIES EXCHANGE OF 1934

                               (AMENDMENT NO. )


                               Megapro Tools Inc.
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                                (Name of Issuer)



                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)



                                   58515X 10 3
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

CUSIP No.                              13G                     Page 2 of 5 Pages
58515X 10 3

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1     Name Of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons
      Robert E. Jeffery
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2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
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3     SEC Use Only
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4     Citizenship Or Place Of Organization
      Canada
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                5     Sole Voting Power
 NUMBER OF            798,900
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          0
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               798,900
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           0
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9     Aggregate Amount Beneficially Owned By Each Reporting Person
      798,900
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10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

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11    Percent Of Class Represented By Amount In Row 9
      11.1%
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12    Type Of Reporting Person (See Instructions)
      IN
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CUSIP No.                              13G                     Page 3 of 5 Pages
58515X 10 3

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Item 1  (a).  Name of Issuer:
              Megapro Tools Inc.

Item 1  (b).  Address of Issuer's Principal Executive Offices:
              #5-5492 Production Boulevard
              Surrey, British Columbia
              Canada  V3S 8P5

Item 2  (a).  Name of Person Filing:
              Robert E. Jeffery

Item 2  (b).  Address of Principal Business Office or, if None, Residence:
              P.O. Box 404
              Union Bay, British Columbia
              Canada V0R 3B0


Item 2  (c).  Citizenship:
              Canada

Item 2  (d).  Title of Class of Securities:
              Common Stock, par value $0.001 per share

Item 2  (e).  CUSIP Number:
              58515X 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
              Not applicable

Item 4.   Ownership.

          (a)  Amount beneficially owned:
               798,900 shares of Common Stock

          (b)  Percent of class:
               11.1%

          (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote

                    798,900 shares of Common Stock, which includes 352,500 shares of Common Stock held by Ora Capital Corporation, a corporation in which Mr. Jeffery is the sole director, officer and shareholder

              (ii)  Shared power to vote or to direct the vote

                    0 shares of Common Stock

              (iii) Sole power to dispose or to direct the disposition of

                    798,900 shares of Common Stock, which includes 352,500 shares of Common Stock held by Ora Capital Corporation, a corporation in which Mr. Jeffery is the sole director, officer and shareholder

              (iv)  Shared power to dispose or to direct the disposition of

                    0 shares of Common Stock

CUSIP No.                              13G                     Page 4 of 5 Pages
58515X 10 3

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Item 5.   Ownership of Five Percent or Less of a Class.
          Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable

Item 8.   Identification and Classification of Members of the Group.
          Not applicable

Item 9.   Notice of Dissolution of Group.
          Not applicable

Item 10.  Certification.
          Not applicable

CUSIP No.                              13G                     Page 5 of 5 Pages
58515X 10 3

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ Robert E. Jeffery
                                      -----------------------------------------
                                      Robert E. Jeffery

                                      Date:  ________, 2002